International Financial Reporting Standards

Draft interim results – Half year ended 31 December 2004

19 May 2005



Disclaimer

The information provided in this presentation is our current best estimate of the consequences for BHP Billiton of adopting International Financial Reporting Standards (IFRS) and has not been independently verified or audited. Consequently the information provided remains subject to change. Continued development and interpretation of accounting standards by relevant authorities, and further work on implementation by BHP Billiton could affect the ultimate differences between UKGAAP, Australian GAAP and IFRS and their impact on the Group's financial results in future periods. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation must not be relied upon as a recommendation or forecast by BHP Billiton.

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IFRS for BHP Billiton

- International Financial Reporting Standards (IFRS) become applicable for year ending 30 June 2006
  - First IFRS reporting period is half year ended 31 December 2005 and will include December 2004 comparatives

- As a Dual Listed Company, both Australian and UK IFRS applies, which differs in some areas [1]
  - BHP Billiton will aim to produce one IFRS compliant financial report

- Financial Statements will be prepared in accordance with Australian IFRS, which also complies with UK IFRS

- Supplementary financial information, or alternative financial statements may also be prepared in accordance with the Group's preferred policies under UK IFRS

[1]. Mainly in relation to accounting for jointly controlled entities. Refer slide 11 for further information.

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Impact of IFRS for BHP Billiton

> **Application of IFRS <u>does not</u> impact:**
> –BHP Billiton's strategy and underlying business operations
> –Cash flows, the ability to borrow funds or pay dividends

- Majority of International Financial Reporting Standards will have little or no impact on BHP Billiton results or accounting policies

- Key differences that do occur are:
  - Pension and medical schemes
  - Goodwill
  - Employee share schemes
  - Income tax
  - Dividend provisions
  - Jointly controlled entities
  - Financial Instruments [1]

1. IAS 39: Financial Instruments: Recognition and Measurement, and IAS 32: Financial Instruments Disclosure and Presentation do not apply to comparative data. The requirements of these standards are not considered throughout this presentation. Refer slide 12 for additional detail.

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Pension and medical schemes [1]

- IAS 19 key concept:
  - Recognition on the basis of the underlying obligations and assets of the plans [2]
  - Election by BHP Billiton to take gains and losses associated with actuarial assumptions (either variations to actual outcomes or changes in future assumptions) directly to equity

- December 2004 impact:
  - US$544 million net asset reduction for pension and medical schemes reflects the:
    - Derecognition of US$225 million UKGAAP after-tax prepayment, and
    - Recognition of US$319 million IFRS after-tax net liability.
  - US$39 million net profit decrease, mainly reflecting differences in actuarial methodology and assumptions
  - After tax actuarial losses of US$59 million taken directly to equity

1   On slide 5 through to slide 12, estimated amounts of the impact for IFRS are for the half year ended 31 December 2004 when referring to the Income Statement and balances as at 31 December 2004 when referring to the Balance Sheet.

2   Previously, costs were allocated over the employees service lives on the basis of independent actuarial advice. A pension asset was consequently recognised on the balance sheet to the extent that contributions preceded expense recognition.

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Goodwill

- IFRS 3 key concept:

  - Goodwill is not amortised, but tested for impairment on a periodic basis [1]

- December 2004 impact:

  - US$389 million [2] classified as goodwill

  - US$1 million credit to profit and loss to reverse amortisation

1   Previously, goodwill was amortised on a straight line basis.
2   In order to transition UKGAAP and Australian GAAP positions to one consistent IFRS position at 1 July 2004, it has been necessary to carry over the goodwill reported as an asset under Australian GAAP.

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Employee share schemes

- IFRS 2 key concept:
  - The cost of equity-based compensation is measured at fair value [1]
  - The cost is accrued over the vesting period

- December 2004 impact:
  - BHP Billiton awards deferred shares, performance shares and/or options, to eligible employees under the Group Incentive Scheme
  - US$19 million after tax benefit reflects:
    - Fair value of share awards being lower than intrinsic value (mainly due to their ex dividend entitlement and the risk of forfeiture)
    - Fair value of options being higher than intrinsic value
    - The majority of awards granted take the form of deferred and performance shares
    - Vesting period over which cost is recognised, extended to include the performance year where appropriate

1   Previously, the intrinsic value of share or option based payments was recognised over the vesting period excluding the performance year.

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Income tax

- IAS 12 key concepts:
  - Deferred taxes are measured using the balance sheet approach, being the difference between the carrying value of assets and liabilities and their tax base [1]
  - Where applicable, withholding taxes must be provided where distribution of retained profits is 'probable'

- December 2004 impact:
  - The future tax effect of differences in depreciable amounts is recognised up front
  - Exposure to foreign exchange fluctuations increases [2]
    - For deferred tax related to non-monetary items (mainly depreciation of fixed assets)
    - Primarily a result of translating the accounting carrying value at historical exchange rates and the tax base at current exchange rates

1 Previously tax effect accounting was based on an income statement approach.
2 Previously exposure to foreign exchange fluctuations was the result of translating the current period tax depreciation charge at current rates and the accounting depreciation charge at historical rates, together with the exposure relating to translating non USD deferred tax balances.

Income tax cont.

December 2004 impact cont:

	Footnote	Tax benefit/ (expense) US$m	Tax asset/ (provision) US$m
Deferred tax on non depreciable assets acquired in business combinations	1	45	(578)
Foreign exchange movements – tax provisions	2	396	613
Foreign exchange movements – USD debt	3	(347)	(700)
Withholding taxes	4	(2)	(2)
Application of IAS 12 to jointly controlled entities	5	-	(10)
Total impact		92	(677)

1. Under IFRS, deferred tax provisions reflect the tax to arise from differences between future asset depreciation to be recognised for accounting and tax, including those assets that are non-depreciable for tax purposes. Under UKGAAP, non tax depreciable assets give rise to permanent differences recognised in periodic tax expense.
2. Measurement of deferred taxes is based on accounting values translated at historical exchange rates and tax values translated at current exchange rates. This leads to significantly greater exposure to foreign exchange fluctuations compared to UKGAAP, under which all elements of deferred tax are translated at the current rate.
3. Under IFRS, deferred tax provisions include the future tax to arise on realisation of exchange gains and losses on USD debt. Under UKGAAP this tax is recognised only when realised.
4. Provision for withholding tax payable on retained earnings is recognised under IFRS when distribution is considered probably in the foreseeable future. Under UKGAAP such tax is only recognised when a distribution payable is recognised.
5. The net carrying value for investments in jointly controlled entities is impacted by the application of IFRS to the recognition and measurement of deferred tax balances of those entities.

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Dividend provision

- IAS 37 key concept:
  - A dividend provision can only be recognised when formally declared

- December 2004 impact:
  - Currently BHP Billiton recognises a dividend provision where it is declared after period end, but prior to the release of financial results
  - US$817 million adjustment to current provisions and retained earnings to reverse the dividend provision recognised at 31 December 2004
  - In future periods, assuming no changes to the current dividend declaration schedule, a provision for any dividends declared after balance date will not be recognised

Jointly controlled entities

- IAS 31 key concept:

  – While IFRS allows a choice of proportional consolidation or equity accounting, Australian IFRS mandates equity accounting

- December 2004 impact:

  – Compliance with Australian IFRS requires equity accounting for interests in Escondida, Mozal and Valesul [1]

  – Deconsolidate BHP Billiton share of revenues, expenses, assets and liabilities

  – BHP Billiton share of after tax profit and net assets reported as a separate line item in the consolidated Income Statement and Balance Sheet respectively

  – Supplementary information or alternative financial statements, prepared using proportional consolidation for these entities will be provided each reporting period

1 These entities are currently accounted for using the proportional consolidation method under UKGAAP. Refer slides 23 and 24 for further information.

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Financial Instruments

- IAS 39 key concepts:
  - Deferred application date – year ended 30 June 2006 for BHP Billiton
  - All derivative financial instruments must be recognised in the balance sheet and measured at fair value
  - Application of hedge accounting is only available where specific designation and effectiveness criteria are satisfied
- Impact:
  - Does not change our 'no hedge' policy
  - Hedge accounting will not be applied for derivative commodity contracts but we will seek to apply hedge accounting for qualifying interest rate swaps, and foreign exchange contracts used to hedge capital commitments
  - Changes in fair value of derivative commodity contracts will be taken directly to the Income Statement
  - Using IAS 39 principles, the impact on net profit for the half year ended 31 December 2004 would have been an increase of approximately US$30 million
  - Information about the Group's material financial instruments are disclosed in the financial statements on an annual basis

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Consolidated Income Statement [1]
Half year ended 31 December 2004

US$million	UKGAAP [2]	Gross equity acc'g [3]	Measurement differences [4]				IFRS with consolidated jointly controlled entities [5]	Jointly controlled entities [5]	IFRS
			Pension & medical schemes	Goodwill	Employee share schemes	Income tax			
Gross Revenue	15 521	39					15 560		15 560
Share of JVs	(1 305)	-					(1 305)	(1 144)	(2 449)
Group revenue [2]	14 216	39	-	-	-	-	14 255	(1 144)	13 111
Other income	125	-	-	-	-	-	125	(2)	123
Expenses excluding finance costs	(10 471)	(39)	(48)	1	24	-	(10 533)	377	(10 156)
Income from equity accounted Joint Ventures	388	(142)	-	-	-	(3)	243	619	862
EBIT	**4 258**	**(142)**	**(48)**	**1**	**24**	**(3)**	**4 090**	**(150)**	**3 940**
Net financing costs	(259)	40	(8)	-	-	-	(227)	35	(192)
Profit before tax	**3 999**	**(102)**	**(56)**	**1**	**24**	**(3)**	**3 863**	**(115)**	**3 748**
Income tax	(1 131)	102	17	-	(5)	92	(925)	115	(810)
Profit after tax	2 868	-	(39)	1	19	89	2 938	-	2 938
Equity minority interests	(111)	-	-	-	-	-	(111)	-	(111)
Net profit	**2 757**	**-**	**(39)**	**1**	**19**	**89**	**2 827**	**-**	**2 827**

1. Excludes items treated as exceptional under UKGAAP.
2. Refer slide 21 for further information.
3. IFRS does not permit presentation of results for equity accounted investments using the 'gross' method.
4. Refer slides 5 to 9 for further information.
5. IFRS with consolidated jointly controlled entities reflects application of proportional consolidation for jointly controlled entities. Refer slide 23 for further information.

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Consolidated Balance Sheet
As at 31 December 2004

US$million	UKGAAP	Liquidity [1]	Other [1]	Measurement differences[2]					IFRS with consolidated jointly controlled entities [3]	Jointly controlled entities[3]	IFRS
				Pension & medical schemes	Goodwill	Employee share schemes	Income tax	Dividend			
Current Assets	8 520	(1 835)	(110)	-	-	-	-	-	6 575	(697)	5 878
Non Current Assets	23 733	1 835	175	(225)	389	10	1 097	-	27 014	(964)	26 050
Total Assets	**32 253**	**-**	**65**	**(225)**	**389**	**10**	**1 097**	**-**	**33 589**	**(1 661)**	**31 928**
Current Liabilities	5 674	675	65	-	-	-	-	(817)	5 597	(515)	5 082
Non Current Liabilities	11 811	(675)	-	319	-	-	1 774	-	13 229	(1 146)	12 083
Total Liabilities	**17 485**	**-**	**65**	**319**	**-**	**-**	**1 774**	**(817)**	**18 826**	**(1 661)**	**17 165**
Net Assets	**14 768**	**-**	**-**	**(544)**	**389**	**10**	**(677)**	**817**	**14 763**	**-**	**14 763**
Minority interests	422	-	-	-	5	-	-	-	427	-	427
Attributable net assets	**14 346**	**-**	**-**	**(544)**	**384**	**10**	**(677)**	**817**	**14 336**	**-**	**14 336**

[1] Refer slide 22 for further detail.
[2] Refer slides 5 to 10 for further information.
[3] IFRS with consolidated jointly controlled entities reflects application of proportional consolidation for jointly controlled entities. Refer slide 24 for further information.

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Other IFRS issues

- Exploration and evaluation costs
  - Election made to continue applying current accounting policies

- Resource rent taxes
  - Unresolved matter of interpretation as to whether such items should be treated as income tax
  - Currently treated as operating costs
  - Reclassification and remeasurement as income tax would change fundamentally the effective tax rate

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IFRS summary

> ## Application of IFRS <u>does not</u> impact:
> –BHP Billiton's strategy and underlying business operations
> –Cash flows, the ability to borrow funds or pay dividends

- Volatility of earnings
    - Exchange fluctuation exposure related to deferred tax increases
    - Fair value measurement of financial instruments
- For further information, contact investor relations
    - Refer slide 18

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Contacts

Australia
Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

Tracey Whitehead, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Mark Lidiard, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
email: Mark.Lidiard@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156
email: Mark.Lidiard@bhpbilliton.com

Alison Gilbert, Investor Relations
Tel: +44 20 7802 4183 Mobile: +44 77 69 93 6227
email: Alison.Gilbert@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Consolidated Cash Flow Statement
Half year ended 31 December 2004

US$million	UKGAAP [1]	Jointly controlled entities [2]	IFRS
Cash generated from operations	4 228	(724)	3 504
Dividends received [3]	135	296	431
Interest received	43	5	48
Interest paid [4]	(166)	40	(126)
Income tax paid	(695)	43	(652)
Net operating cash flows	**3 545**	**(340)**	**3 205**
Purchases of PP&E	(1 527)	169	(1 358)
Exploration expenditure	(199)	-	(199)
Purchases of investments	(14)	-	(14)
Proceeds from sale of PP&E	38	-	38
Proceeds from sale of investments	73	(8)	65
Proceeds from sale of subsidiaries	1	-	1
Net investing cash flows	**(1 628)**	**161**	**(1 467)**

US$million	UKGAAP [1]	Jointly controlled entities [2]	IFRS
Proceeds from issue of ordinary shares	38	-	38
Proceeds from interest bearing liabilities [5]	(757)	101	(656)
Repayment of interest bearing liabilities [5]	590	-	590
Purchase of shares by ESOP trusts	(29)		(29)
Purchase of shares under share buy-back	(1 792)		(1 792)
Dividends paid	(594)		(594)
Dividends paid to minority interests	(32)		(32)
Other	(12)	(1)	(13)
Net financing cashflows	**(2 588)**	**100**	**(2 488)**
IFRS Decrease in cash	**(671)**	**(79)**	**(750)**
Management of liquid resources	843		n/a
UK GAAP Increase in cash	172		n/a

1. UKGAAP Statement of Cashflows has been represented to reflect the IFRS format.
2. IFRS with consolidated jointly controlled entities reflects application of proportional consolidation for jointly controlled entities.
3. Includes dividends received from joint ventures of US$124m and other dividends received of US$11m.
4. Includes interest paid of US$154m and dividends paid on redeemable preference shares of US$12m.
5. Includes amounts related to debt due within one year and debt due after more than one year.

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Key ratios under IFRS vs UKGAAP

	HY ended 31 Dec 04 [1]		
	UKGAAP	IFRS	IFRS with consolidated jointly controlled entities
EBIT margin [2]	36.9%	34.2%	35.5%
Basic earnings per share	44.5 c	45.6 c	45.6 c
EBITDA interest cover	33.6 times	53.2 times	39.7 times

	As at 31 Dec 04		
	UKGAAP	IFRS	IFRS with consolidated jointly controlled entities
Gearing	27.2%	23.5%	27.2%
Return on capital [3]	30.0%	30.4%	30.6%

1. Excluding items classified as exceptional under UKGAAP.
2. Calculated using gross revenue which includes BHP Billiton's share of revenue from equity accounted joint ventures. Excludes third party products.
3. Calculated on an annualised basis.

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Half year ended 31 December 2004

Revenue US$m

	UKGAAP	Gross equity accounting [1]	IFRS with consolidated jointly controlled entities [2]	Jointly controlled entities [2]	IFRS
Group production	11 454	(782)	10 672	(1 380)	9 292
Third party product	4 067	(484)	3 583	236	3 819
Gross revenue	**15 521**	**(1 266)**	**14 255**	**(1 144)**	**13 111**
Share of JVs included above	(1 305)	1 305	-	-	-
Total revenue	**14 216**	**39**	**14 255**	**(1 144)**	**13 111**

Other income US$m	UKGAAP
Income from fixed asset investments	11
Profit on sale of fixed assets	18
Other income (including rentals and royalties) [3]	96
Total other income	**125**

Expenses US$m	UKGAAP
Net operating costs	10 375
Other income (including rentals and royalties) [3]	96
Total expenses	**10 471**

1. IFRS does not permit presentation of Equity Accounted Joint Ventures results using the 'gross' presentation method. Gross equity accounting adjustment relates to sales by BHP Billiton Group companies on behalf of Joint Ventures, which are treated as third party product sales under IFRS.
2. Reflects deconsolidation of BHP Billiton share of revenues for Escondida, Mozal and Valesul. Refer slide 23 for further information.
3. When calculating UKGAAP balances on slide 13, other income has been reclassified from negative expenses to other income.

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As at 31 December 2004

Current Assets US$m	UKGAAP	Liquidity adjustments[1]	Other
Stocks	2 212	(38)	-
Debtors	5 066	(1 797)	65 [3]
Investments	226	-	(175) [2]
Cash	1 016	-	-
Total	**8 520**	**(1 835)**	**(110)**

Non Current Assets US$m	UKGAAP	Liquidity adjustments[1]	Other
Stocks	-	38	-
Debtors	-	1 797	-
Goodwill	33	-	-
Tangible assets	21 941	-	-
Investments	1 501	-	175 [2]
Loans to JVs	258	-	-
Total	**23 733**	**1 835**	**175**

Current Liabilities US$m	UKGAAP	Liquidity adjustments[1]	Other
Creditors	2 562	-	65 [3]
Debt	1 435	-	-
Tax provision	666	-	-
Other provisions	817	675 [4]	-
Deferred income	194	-	-
Total	**5 674**	**675**	**65**

Non Current Liabilities US$m	UKGAAP	Liquidity adjustments[1]	Other
Creditors	166	-	-
Debt	5 097	-	-
Tax provision	1 424	-	-
Other provisions	4 779	(675) [4]	-
Deferred income	345	-	-
Total	**11 811**	**(675)**	**-**

1. Liquidity adjustments represent the transfer of amounts due and payable in more than 12 months to non-current assets.
2. IFRS requires that restricted cash held in environmental trusts be classified as non current investments. BHP Billiton currently classifies these amounts as current assets under UKGAAP.
3. Foreign currency hedge contracts have been accounted for in accordance with AASB1012, where the value of unmatured contracts is recognised on the balance sheet as an asset and offsetting liability.
4. IFRS requires that provision amounts due and payable within 12 months be classified as current provisions. BHP Billiton currently classifies these amounts as Provisions for Liabilities and Charges under UKGAAP. Of the US$675m current portion, US$365m relates to employee entitlements, and US$162m relates to restoration and rehabilitation provisions.

Jointly controlled entities – Income Statement
Half year ended 31 December 2004

US$m	Jointly controlled entity [1]			Intercompany adjustments [2]	Total
	Escondida	Mozal	Valesul		
Revenue	1 113	224	43	(236)	1 144
Other income	1	-	1	-	2
Expenses excluding finance costs	(430)	(144)	(39)	236	(377)
EBIT	**684**	**80**	**5**	**-**	**769**
Net financing costs	(19)	(18)	2	-	(35)
Profit before tax	**665**	**62**	**7**	**-**	**734**
Income tax	(113)	-	(2)	-	(115)
Net profit	**552**	**62**	**5**	**-**	**619**

1   Results shown above reflect those of the jointly controlled entity only. They do not include revenues and costs in relation to those entities, but incurred by other BHP Billiton subsidiaries.

2   Where BHP Billiton marketing sells the product of these entities on a principal basis, those sales will continue to be included BHP Billiton group sales revenue under IFRS, but will be classified as sales of Third Party Product.

Jointly controlled entities – Balance Sheet
As at 31 December 2004 & 30 June 2004

US$m	31 December 2004					30 June 2004				
	Jointly controlled entity [1]			Intercoy Adj's [2]	Total	Jointly controlled entity [1]			Intercoy Adj's [2]	Total
	Escondida	Mozal	Valesul			Escondida	Mozal	Valesul		
Current Assets	531	127	39	-	697	370	113	24	-	507
Non Current Assets	1 707	771	40	(1 554)	964	1 596	785	44	(1 231)	1 194
Total Assets	**2 238**	**898**	**79**	**(1 554)**	**1 661**	**1 966**	**898**	**68**	**(1 231)**	**1 701**
Current Liabilities	472	34	9	-	515	462	38	5	-	505
Non Current Liabilities	705	422	19	-	1 146	736	446	14	-	1 196
Total Liabilities	**1 177**	**456**	**28**	**-**	**1 661**	**1 198**	**484**	**19**	**-**	**1 701**
Net Assets	**1 061**	**442**	**51**	**(1 554)**	**-**	**768**	**414**	**49**	**(1 231)**	**-**
Minority interests	-	-	-	-	-	-	-	-	-	-
Attributable net assets	**1 061**	**442**	**51**	**(1 554)**	**-**	**768**	**414**	**49**	**(1 231)**	**-**

1 Results shown above reflect those of the jointly controlled entity only. They do not include assets and liabilities that relation to those entities, but incurred by other BHP Billiton subsidiaries.

2 Intercompany adjustments represent the increase in Investments in Joint Venture entities.

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Segment results – 31 December 2004

US$m	Total revenue			EBIT [1]		
	UKGAAP	IFRS with consolidated jointly controlled entities [1]	IFRS	UKGAAP	IFRS with consolidated jointly controlled entities [2]	IFRS
Petroleum	3 171	3 171	3 171	909	809	809
Aluminium	2 615	2 615	2 576	458	430	413
Base Metals	2 353	2 133	1 028	1 041	969	837
Carbon Steel Materials	3 229	3 038	3 038	1 007	903	903
Diamonds & Specialty Products	1 136	492	492	317	263	263
Energy Coal	1 640	1 444	1 444	308	249	249
Stainless Steel Materials	1 013	1 006	1 006	340	337	337
Group & Unallocated	411	403	403	(122)	130	129
Intersegment adjustment	(47)	(47)	(47)	-	-	-
Total	**15 521**	**14 255**	**13 111**	**4 258**	**4 090**	**3 940**

1   Excludes items classified as exceptional under UKGAAP.
2   Supplementary data in future periods will be provided on the basis of IFRS results with consolidated jointly controlled entities.

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Consolidated Balance Sheet
As at 30 June 2004

US$m	UKGAAP	Liquidity [1]	Other [1]	Measurement differences					IFRS with consolidated jointly controlled entities	Jointly controlled entities[2]	IFRS
				Pension & medical schemes	Goodwill	Equity based employee costs	Income tax	Dividend			
Current Assets	8 151	(1 527)	(123)	-	-	-	-	-	6 501	(507)	5 994
Non Current Assets	22 709	1 527	153	(204)	388	1	569	-	25 143	(1 194)	23 949
Total Assets	**30 860**	**-**	**30**	**(204)**	**388**	**1**	**569**	**-**	**31 644**	**(1 701)**	**29 943**
Current Liabilities	4 935	654	30	-	-	-	-	(592)	5 027	(505)	4 522
Non Current Liabilities	11 545	(654)	-	242	-	-	1 331	-	12 464	(1 196)	11 268
Total Liabilities	**16 480**	**-**	**30**	**242**	**-**	**-**	**1 331**	**(592)**	**17 491**	**(1 701)**	**15 790**
Net Assets	**14 380**	**-**	**-**	**(446)**	**388**	**1**	**(762)**	**592**	**14 153**	**-**	**14 153**
Minority interests	342	-	-	-	5	-	-	-	347	-	347
Attributable net assets	**14 038**	**-**	**-**	**(446)**	**383**	**1**	**(762)**	**592**	**13 806**	**-**	**13 806**

1 Refer slide 27 for further detail.
2 Refer slide 24 for further information.

As at 30 June 2004

Current Assets US$m	UKGAAP[5]	Liquidity adjustments[1]	Other
Stocks	1 760	(45)	-
Debtors	4 406	(1 482)	30 [3]
Investments	167	-	(153) [2]
Cash	1 818	-	-
Total	**8 151**	**(1 527)**	**(123)**

Current Liabilities US$m	UKGAAP[5]	Liquidity adjustments[1]	Other
Creditors	2 756	-	30 [3]
Debt	1 134	-	-
Tax provision	297	-	-
Other provisions	592	654 [4]	-
Deferred income	156	-	-
Total	**4 935**	**654**	**30**

Non Current Assets US$m	UKGAAP[5]	Liquidity adjustments[1]	Other
Stocks	-	45	-
Debtors	-	1 482	-
Goodwill	34	-	-
Tangible assets	20 945	-	-
Investments	1 369	-	153 [2]
Loans to JVs	361	-	-
Total	**22 709**	**1 527**	**153**

Non Current Liabilities US$m	UKGAAP[5]	Liquidity adjustments[1]	Other
Creditors	176	-	-
Debt	5 453	-	-
Tax provision	1 218	-	-
Other provisions	4 350	(654) [4]	-
Deferred income	348	-	-
Total	**11 545**	**(654)**	**-**

1. Liquidity adjustments represent the transfer of amounts due and payable in more than 12 months to non-current assets.
2. IFRS requires that restricted cash held in environmental trusts be classified as non current investments. BHP Billiton currently classifies these amounts as current assets under UKGAAP.
3. Foreign currency hedge contracts have been accounted for in accordance with AASB1012, where the value of unmatured contracts is recognised on the balance sheet as an asset and offsetting liability.
4. IFRS requires that provision amounts due and payable within 12 months be classified as current provisions. BHP Billiton currently classifies these amounts as Provisions for Liabilities and Charges under UKGAAP. Of the US$654m current portion, US$340m relates to employee entitlements, and US$136m relates to restoration and rehabilitation provisions.
5. Where necessary, reclassifications between lines items have been taken to reflect balance sheet presentation on an IFRS basis.

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Consolidated Income Statement – AGAAP vs UKGAAP [1]
Half year ended 31 December 2004

US$million	AGAAP [2]	Gross equity acc'g [2]	Other revenue allocations [3]	Interest income	Goodwill [4]	Other tax adjustments [5]	Tax loss benefits[6]	UKGAAP
Revenue – excluding JV's	14 216	39	-	-	-	-	-	14 255
Other income	197	-	(25)	(47)	-	-	-	125
Expenses excluding finance costs	(10 517)	(39)	25	-	21	-	-	(10 510)
Income from equity accounted JV's	246	142	-	-	-	-	-	388
EBIT	**4 142**	**142**	**-**	**(47)**	**21**	**-**	**-**	**4 258**
Net financing costs	(266)	(40)	-	47	-	-	-	(259)
Profit before tax	**3 876**	**102**	**-**	**-**	**21**	**-**	**-**	**3 999**
Income tax	(1 184)	(102)	-	-	-	(20)	175	(1 131)
Profit after tax	2 692	-	-	-	21	(20)	175	2 868
Equity minority interests	(111)	-	-	-	-	-	-	(111)
Net profit	**2 581**	**-**	**-**	**-**	**21**	**(20)**	**175**	**2 757**

1. Excludes items treated as exceptional under UKGAAP.
2. IFRS does not permit presentation of results for equity accounted investments using the 'gross' method.
3. Certain items classified as other income under AGAAP are classified as negative operating costs under UKGAAP. In addition, AGAAP requires revenue from sale of fixed assets and cost of assets sold be classified as other income and expenses respectively. UKGAAP requires presentation on a net basis.
4. Goodwill recognised against equity in prior periods under UKGAAP is classified as an intangible asset under AGAAP and is amortised on a straight line basis.
5. Following the introduction of the tax consolidation regime in Australia, the resulting additional deferred tax balances were recognised immediately for AGAAP purposes, but allocated over the remaining life of the assets under UKGAAP.
6. Under AGAAP, tax benefits can only be recognised in relation to prior year losses to the extent that the generation of future profits to absorb those losses is virtually certain. Recognition under UKGAAP is on the basis of probability.

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